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                                                                   EXHIBIT 99.1

              VISTA GOLD COMPLETES RE-ENGINEERED FEASIBILITY STUDY
                        ON AMAYAPAMPA PROJECT IN BOLIVIA


DENVER, COLORADO, NOVEMBER 18, 1997 - Vista Gold Corp. is pleased to announce that it has completed a revision to the feasibility study on the Amayapampa project. The revised study projects that average annual gold production from this mine will be approximately 30,000 ounces at an average cash cost of $155 per ounce. At a $325 gold price, the project shows an after-tax return of over 19 percent (at $310 the IRR is over 16 percent). The Company also plans to re-open the nearby (6 miles/10 km from Amayapampa) Capa Circa mine and transport the ore to Amayapampa for processing. The two mines would have an estimated total production of 35,000 to 40,000 ounces of gold per year with an average cash cost of $154 per ounce.

With the assistance of outside consultants, Vista evaluated the potential for a smaller project. The revised project will include an open-pit mine at Amayapampa and a plant designed to process 1,650 tons (1,500 tonnes) of ore per day. A simplified flow sheet using gravity and carbon-in-leach circuit is projected to have a metallurgical recovery of 85 percent and produce approximately 30,000 ounces of gold per year from the Amayapampa mine. The Company plans, over a two-year period, to modernize the Capa Circa underground mine and increase production from Capa Circa to 220 tons (200 tonnes per day). The ore has similar metallurgical characteristics to the ore at Amayapampa and will be processed in the same plant producing an additional estimated 10,000 ounces of gold per year.

The Company estimates total capital costs for the Amayapampa project of $20 million including a 20 percent contingency and necessary working capital. The costs have been reduced significantly from the previous study by minimizing new infrastructure, utilizing (where appropriate) used equipment and local materials and contractors for specific infrastructure facilities.

The proven and probable reserves at Amayapampa are calculated to be 9.8 million tons (8.9 million tonnes) at 0.054 ounces per ton (1.84 grams/tonne), including dilution, containing 527,000 ounces of gold. The first 10 years of production will be from ore at an average grade of 0.058 ounces per ton (2.0 grams/tonne) and a strip ratio of 2.1:1.

The Company has been in touch with a number of interested lenders and an independent technical audit has been initiated at the request of one of the lenders. The Company believes, based on discussions to date, that even at current gold prices the project will be financed. The Company anticipates financing to be in place during the first quarter of 1998. Engineering and construction would commence simultaneously and gold production is scheduled for the first quarter 1999.

  "We are pleased with the re-engineered project - our development team has done excellent work to make this an economic project at these low gold prices," said Mike Richings, President

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and CEO of Vista Gold Corp. "We are excited about the prospects of developing a new mine that will favorably position Vista to take advantage of an improved gold market."

Vista Gold Corp. is an international gold mining; development and exploration company based in Denver, Colorado, with production from the Hycroft mine in Nevada and development and exploration projects in South America.

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The statements that are not historical facts are forward-looking statements involving known and unknown risks and uncertainties that could cause actual results to vary materially from the targeted results. Such risks and uncertainties include those described in the Company's 20-F as amended.

For further information, please contact Karla J. Kimrey, Director of Investor Relations, or Mike Richings, President and CEO at (303) 629-2450 or (888) 629-2450.